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                                                                    EXHIBIT 4(k)


               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                         A STOCK LIFE INSURANCE COMPANY



                       RIDER - SYSTEMATIC WITHDRAWAL PLAN

ANNUITANT:                                                  ISSUE DATE:
CONTRACT NUMBER:

The following optional Plan is added to Section 5. WITHDRAWALS AND SURRENDERS of the Contract:


SYSTEMATIC WITHDRAWAL PLAN. The Systematic Withdrawal Plan may be elected whereby preauthorized automatic withdrawals of a level dollar amount will be made from the Contract on a monthly or quarterly basis. The limitations in the Surrender Charge provision of the Contract concerning number of withdrawals or timing of withdrawals are waived for withdrawals made under the Systematic Withdrawal Plan.


In order to elect the Systematic Withdrawal Plan, the Contract must have an Annuity Value of at least $15,000. The minimum amount which may be withdrawn is $100 per month or $300 per quarter. The maximum amount which can be withdrawn free of a Surrender Charge each year is 10% of the Annuity Value as of the beginning of the Contract Year.


We will notify you if the total amount to be withdrawn in a Contract Year will result in any Surrender Charge. Unless we are instructed to reduce the withdrawal amount for that year so that it does not exceed the maximum limit, we will continue to process withdrawals for the designated amount. Once the total amount of the withdrawals made during the Contract Year exceeds the maximum limit, we will apply the applicable Surrender Charge to the remaining payments made during that Contract Year. If a withdrawal that is not part of the Systematic Withdrawal Plan is requested and the Systematic Withdrawal Plan is then in effect, the withdrawal will be subject to the Surrender Charge and we will then stop making automatic withdrawals under the Plan. The Plan may only be reinstated after the beginning of the next Contract Year upon Written Notice to us.


Withdrawals under this Plan will cease upon our receipt of Written Notice. We reserve the right to discontinue offering systematic withdrawals upon 30 days' Written Notice.


This Rider does not change any other provisions of the Contract except as stated above.


Attached by Providentmutual Life and Annuity Company of America on the above date.

                                                             /s/ Robert W. Kloss
                                                                       President

PL600                                                                       1995